July 16, 2010

VIA FACSIMILE AND OVERNIGHT DELIVERY

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed May 10, 2010

File No. 001-33326

Dear Mr. Webb:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated June 18, 2010 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments with respect to the above-referenced filings. The Staff’s specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.	In future filings please provide the disclosure related to problem loans pursuant to Item III.C.2 of Guide III.

We have noted the Staff’s comment and will provide, in the Management’s Discussion and Analysis (MD&A) section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2010, the disclosure related to problem loans pursuant to Item III.C.2 of Guide III. We expect such disclosure would be similar to the following:

In addition to the non-performing loans discussed above, the Company has also identified approximately $XXX million in potential problem loans at June 30, 2010. Potential problem loans represent loans that are currently performing, but for which known information about possible credit deterioration on the part of the related borrowers causes management to have concerns as to the ability of such borrowers to comply with contractual loan repayment terms and which may result in the disclosure of such loans as non-performing at some time in the future. The Company’s potential problem loans are generally loans that, although performing, have been classified as “substandard” in accordance with the Company’s loan rating system, which is consistent with guidelines established by banking regulators.

At June 30, 2010, potential problem loans consisted of commercial real estate loans, equipment financing loans, and commercial and industrial loans of $XXX million, $XXX million and $XXX million, respectively. Such loans are closely monitored by management and have remained in performing status for a variety of reasons including, but not limited to, delinquency status, borrower payment history and fair value of the underlying collateral. Management cannot predict the extent to which economic conditions may worsen or whether other factors may adversely impact the ability of these borrowers to make payments. Accordingly, there can be no assurance that potential problem loans will not become 90 days or more past due, be placed on non-accrual status, be restructured, or require additional provisions for loan losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, pages 60-65

2.	We note your disclosure regarding troubled debt restructurings (“TDRs”). Please tell us if you perform any loan modifications not considered TDRs. Please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

The Company’s policy is to classify modified loans as TDRs if the borrower is experiencing financial difficulty and has been afforded a concession by the Company that it would not otherwise consider. Such a concession may include, but is not limited to: (i) a reduction of the stated interest rate for the remaining contractual life of the loan; (ii) an extension of the loan’s original contractual term at a stated interest rate lower than the current market rate for a new loan with similar risk; (iii) capitalization of interest; or (iv) forgiveness of principal or interest.

Commercial loans, which are evaluated on a loan-by-loan basis for TDR classification, represent the majority of the Company’s TDRs. From time to time, commercial loan modifications may be performed that do not result in the modified loans being classified as TDRs. In such cases, the modifications may involve covenant waivers, principal payment deferrals or interest only payment periods, partial pay downs of principal, maturity extensions and/or collateral substitution or modification. In these modifications, however, the Company typically receives economic consideration, including additional fees and/or increased interest rates, and the amended loans are evaluated according to the Company’s normal underwriting standards. A loan is not classified as a TDR if the modification results in an increase in the borrower’s effective interest rate compared to the rate under the original loan terms or, in the case of a maturity extension, the Company receives a current market interest rate commensurate with current underwriting for a new loan with similar risk.

For residential mortgage and consumer loans, the Company may perform modifications in the form of short-term (3 months or less) rate reductions or the forbearance of a limited number of payments. These loans are not considered TDRs as such temporary concessions do not significantly change the loan’s effective rate and/or expected cash flows.

The allowance for losses on modified commercial loans that are evaluated individually and deemed to be impaired is determined based upon observable market prices, the present value of expected future cash flows discounted at the loan’s original effective interest rate or, in the case of collateral dependent loans, appraised values. If a modified commercial loan is not deemed to be impaired, the allowance for loan losses is determined based upon portfolio-specific historical and projected default rates and loss severity. For smaller-balance, homogeneous loans where only short-term concessions have been granted, the allowance for loan losses is calculated on a portfolio basis in accordance with our established methodology for such loans which considers historical losses, portfolio aging and risk elements inherent in the portfolio as well as management’s view on current market and economic conditions.

3.	In this regard, please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

During the recent credit cycle, the Company has experienced an increase in the number of extension requests for commercial real estate and construction loans, some of which have related repayment guarantees. An extension may be granted to allow for the completion of the project, marketing or sales of completed units, or to provide for permanent financing, and is based on a re-underwriting of the loan and management’s assessment of the borrower’s ability to perform according to the agreed-upon terms. Typically, at the time of an extension, borrowers are performing in accordance with contractual loan terms. Extension terms generally do not exceed 12 to 18 months and typically require that the borrower provide additional economic support in the form of partial repayment, additional collateral or guarantees. In cases where the fair value of the collateral or the financial resources of the borrower are deemed insufficient to repay the loan, reliance may be placed on the support of a guarantee, if applicable. However, such guarantees are never considered the sole source of repayment.

In considering the impairment status of the loan, an evaluation is made of the collateral and future cash flow of the borrower as well as the anticipated support of any repayment guarantor. When performance under the loan terms is deemed to be uncertain, including performance of the guarantor, all or a portion of the loan may be charged-off, typically based on the fair value of the collateral securing the loan.

We have noted the Staff’s comments and will provide, in the MD&A section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2010, enhanced disclosure related to extensions of commercial loans at maturity and the impact of guarantees on our evaluation of impairment for such loans.

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

Please refer to management’s response as set forth above.

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

As stated in management’s response to comment #2 above, loan modifications result in TDR classification if the borrower is experiencing financial difficulty and has been afforded a concession by the Company that it would not otherwise consider. Modifications of commercial loans (which includes commercial real estate and construction loans) involving maturity extensions are evaluated according to the Company’s normal underwriting standards and are classified as TDRs if the Company does not receive a current market interest rate commensurate with current underwriting for a new loan with similar risk. Generally, in commercial loan modifications involving maturity extensions, the related borrowers are typically performing in accordance with contractual loan terms at the time of the extension.

•

In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

The Company evaluates the financial condition of guarantors based on the most current financial information available. Most often, such information takes the form of (i) personal financial statements of net worth, cash flow statements and tax returns (for individual guarantors) and (ii) financial and operating statements, tax returns and financial projections (for legal entity guarantors). The Company’s evaluation is primarily focused on various key financial metrics, including net worth, leverage ratios, and liquidity. It is the Company’s policy to update such information annually, or more frequently as warranted, over the life of the loan.

In most situations where a guarantee exists, the guarantee arrangement is not a specific factor in the assessment of the related allowance for loan losses. However, the assessment of a guarantor’s credit strength is reflected in the Company’s internal loan risk ratings which, in turn, are an important factor in our allowance for loan loss methodology for loans within the commercial and commercial real estate portfolios.

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

While the Company does not specifically track the frequency with which it has pursued guarantor performance under a guarantee, our underwriting process, both at origination and upon extension, as applicable, includes an assessment of the guarantor’s reputation, creditworthiness and willingness to perform. Historically, when the Company has found it necessary to seek performance under a guarantee, it has been able to effectively mitigate its losses.

As stated above, our ability to seek performance under a guarantee is directly related to the guarantor’s reputation, creditworthiness and willingness to perform. When a loan becomes impaired, repayment is sought from both the underlying collateral and the guarantor (as applicable). In the event that the guarantor is unwilling or unable to perform, a legal remedy is pursued.

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Generally, the Company’s impaired loans represent classified commercial loans in excess of $250,000 that have been placed on non-accrual status. Individually impaired loans are measured based upon observable market prices, the present value of expected future cash flows (including reasonably assured guarantor payments) discounted at the loan’s original effective interest rate or, in the case of collateral dependent loans, appraised values. If the recorded investment in a loan exceeds the amount measured as described in the preceding sentence, a specific allowance for loan losses would be established as a component of the overall allowance for loan losses or, in the case of a collateral dependent loan, a charge-off would be recorded for the difference between the loan’s recorded investment and management’s estimate of the fair value of the collateral (less costs to sell). It would be rare for the Company to identify a loan that meets the criteria stated above and requires a specific allowance or a charge-off and not deem it impaired solely as a result of the existence of a guarantee.

4.	Regarding the Company’s use and consideration of interest reserves on construction project financing, please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves, if applicable:

We have noted the Staff’s comments and will provide the requested disclosures in the MD&A section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2010. We expect such disclosures would include information substantially as provided in our responses below.

•	Disclose the amount of such loans and the accompanying interest reserves as of each period;

The Company’s outstanding construction loan portfolio totaled $804 million (approximately 5% of total loans) at March 31, 2010. The total committed amount at that date, which includes both the outstanding balance and the unadvanced portion of such loans, totaled $1.1 billion. In some cases, a portion of the total committed amount includes an accompanying interest reserve which, if established, is determined based on (i) a percentage of the original loan commitment, (ii) the loan term, and (iii) the applicable interest rate. At March 31, 2010, outstanding construction loans totaling $330 million had remaining available interest reserves totaling $28 million.

•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

Construction loans are funded, at the request of the borrower, not more than once per month, based on the extent of work completed, and are monitored, throughout the life of the project, by an independent professional construction engineer and the Company’s commercial real estate lending department. Interest is advanced to the borrower, upon request, based upon the progress of the project toward completion. The amount of interest advanced is added to the total outstanding principal under the loan commitment. Should the project not progress as scheduled, the adequacy of the interest reserve necessary to carry the project through to completion is subject to close monitoring by management. Should the interest reserve be deemed to be inadequate, the borrower is required to fund the deficiency. Similarly, once a loan is fully funded, the borrower is required to fund all interest payments.

•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

Construction loans are reviewed for extensions upon expiration of the loan term. Provided the loan is performing in accordance with contractual terms, extensions may be granted to allow for the completion of the project, marketing or sales of completed units, or to provide for permanent financing. Extension terms generally do not exceed 12 to 18 months. The Company had no restructured construction loans as of March 31, 2010.

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

In general, the Company’s construction loans are used to finance improvements to commercial, industrial or residential property. Repayment is typically derived from the sale of the property as a whole, the sale of smaller individual units, or by a take-out from a permanent mortgage. The term of the construction period generally does not exceed two years. Loan commitments are based on established construction budgets which represent an estimate of total costs to complete the proposed project, including both hard (direct) costs (building materials, labor, etc.) and soft (indirect) costs (legal and architectural fees, etc.). In addition, project costs may include an appropriate level of interest reserve to carry the project through to completion. If established, such interest reserves are determined based on (i) a percentage of the committed loan amount, (ii) the loan term, and (iii) the applicable interest rate. Regardless of whether a loan contains an interest reserve, the total project cost statement serves as the basis for underwriting and determining which items will be funded by the loan and which items will be funded through borrower equity.

•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

At March 31, 2010, the Company had $3 million of construction loans with interest reserves that were on non-accrual status and included in non-performing loans.

Item 11. Executive Compensation

Annual Compensation-Setting Process – Other Named Executive Officers, page 28 of Definitive Proxy Statement on Schedule 14A

5.	We note that IndyMac Bancorp Inc., which was seized by federal regulators in 2008, is included in the peer group used as a comparison reference for the 2009 compensation packages for the other named executive officers. Please tell us whether IndyMac was, in fact, a component of the peer group. If it was not, please provide us with a list of companies actually included in the peer group and revise future filings accordingly.

IndyMac Bancorp Inc. (“IndyMac”) was a component of the peer group used as a comparison reference for the 2009 compensation packages for the other named executive officers. IndyMac participated in a 2008 executive compensation survey sponsored by the Company’s independent compensation consultant, Towers Perrin (now Towers Watson), which was used as a comparison reference for 2009 compensation decisions for the other named executive officers. The results of this survey were derived from participant data collected by Towers Perrin through March 1, 2008, several months prior to IndyMac’s failure in July 2008.

Establishing Performance Targets, page 30 of Definitive Proxy Statement on Schedule 14A

6.	With respect to the short-term incentive plan, we note that the Compensation, Nominating and Governance Committee specified a performance target based on EPS from continuing operations. We also note that individual key performance measures were established. Please provide us with proposed revised disclosure, using 2009 compensation information, in which you disclose all targets based on corporate performance and confirm that you will revise future filings accordingly. To the extent you believe that disclosure of these targets is not material or not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) of Regulation S-K.

Proposed revised disclosure responsive to this comment, using 2009 compensation information and otherwise based on the language appearing beginning on page 30 of the Company’s Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”) under the general heading “Committee Actions Affecting 2009 Compensation,” is as follows:

Establishing Performance Targets. In March 2009, the Committee established the performance targets for purposes of determining actual payouts and accruals for the STIP Bonus. In April 2009, the Committee selected the three-year relative TSR of the Company compared to the peer group TSR as the performance measure for all current cycles of outstanding LTIP Bonus awards. For the STIP Bonus the Committee specified a performance target equal to budgeted EPS from continuing operations for the year, or $0.363. The EPS measure established by the Committee differs from EPS as reported under U.S generally accepted accounting principles because it excludes the effects of certain non-routine items.

Management advised the Committee that it considered this target to be challenging in light of a variety of factors, including: continuing weakness in the credit markets; the Company’s conscious decision to favor preservation of capital over investment yield; and the general competitive environment for 2009. The Committee thus viewed the performance targets to be challenging yet achievable goals based on this information.

Rating Past Performance. Beginning in December 2009 and continuing into January 2010, the Compensation, Nominating and Governance Committee evaluated the Company’s actual performance during 2009 against the STIP and LTIP performance targets established in March and April 2009. For 2009, EPS from continuing operations was $0.319 representing approximately 88% of the performance target established by the Committee in March 2009. The Committee approved funding for the overall STIP Bonus pool for all STIP participants, including the named executive officers, at 80% of target on the basis of these results.

This will confirm our intent to revise future filings in a manner consistent with the proposed revised disclosures set forth above.

Compensation Policies and Practices in Relation to Risk Management, page 32 of Definitive Proxy Statement on Schedule 14A

7.	We note your disclosure in response to Item 402(s) of Regulation S-K, in particular, that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Please describe to us the process you undertook to reach that conclusion.

The conclusion that the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company was based on a review of the Company’s various compensation programs described under the heading “Components of Compensation” beginning on page 18 of the 2010 Proxy Statement. Additional compensation programs affecting discrete groups of employees below the executive officer level (for example, incentive compensation programs applicable to retail branch employees) were also reviewed.

For incentive compensation programs incorporating corporate and individual performance measures, the primary factors considered were the number of employees participating in the program; the maximum amounts that could be paid out under the program to any one individual and to all program participants as a group; and the extent to which attainment of applicable performance measures were evaluated by persons other than those covered by the program. For non-incentive compensation programs, the primary factors considered were the percentage of compensation derived from such programs compared to other sources of compensation and general market practices. The process also included consideration of the risks presented by the Company’s various business activities and the risk control procedures applicable to those activities.

The evaluation of the Company’s compensation policies and practices for purposes of responding to Item 402(s) of Regulation S-K as part of the preparation of the 2010 Proxy Statement was undertaken primarily by the Company’s Human Resources department and was reviewed with the Compensation, Nominating and Governance Committee.

The Company has taken steps to formalize and make more rigorous the review process going forward. The charter of the Company’s Compensation, Governance and Nominating Committee was amended in March 2010, expanding the Committee’s role to include explicit oversight responsibilities relating to the risks posed by the Company’s compensation plans and practices. In addition, the Company’s Chief Risk Officer and the management-level Senior Risk Council will work with the Human Resources and Legal departments to conduct an annual evaluation of compensation plans and practices from a risk-based perspective. The results of that evaluation will be presented to and discussed with the Compensation, Nominating and Governance Committee during the fourth quarter of the year so that any recommended changes can be implemented effective on or prior to the beginning of the ensuing calendar year.

Summary Compensation Table, page 33 of Definitive Proxy Statement on Schedule 14A

8.	We note the disclosure on page 34 regarding the amounts paid as long-term incentive bonuses for the 2007-2009 performance cycle. Please provide us with the performance targets utilized in determining the 2007-2009 performance cycle payout amounts under the long-term incentive plan. Revise future filings accordingly.

The disclosure on page 34 of the 2010 Proxy Statement of amounts paid as long-term incentive bonuses for the 2007-2009 performance cycle (the “Payout Disclosure”) is intended to supplement the tabular discussion provided immediately prior to that disclosure. The Payout Disclosure explains that the amounts paid out in 2010 with respect to the 2007-2009 performance cycle are based on annual accruals made over the span of the three-year performance period, and do not represent the sum of the amounts shown in the three columns headed “Long-Term Incentive Bonus (LTIP Bonus)” illustrated in the immediately preceding table.

The amounts paid as long-term incentive bonuses for the 2007-2009 performance cycle are not reflected in the Summary Compensation Table, except to the extent they are attributable, in part, to accruals made during 2009 for potential payment upon completion of that specific performance cycle as shown in the column headed “2007-2009 Performance Cycle” in the table immediately preceding the Payout Disclosure. We believe this is consistent with Instruction 1 to Item 402(c)(2)(vii) because annual accruals were made based on performance for each year within that cycle, not for performance across the entire three-year cycle. Information about long-term bonus accruals made in 2007 and 2008 for potential payment following completion of the 2007-2009 performance cycle was included in the Company’s filings on Schedule 14A for each person who was a “named executive officer” during the years for which such disclosure was required.

We believe that augmenting the Payout Disclosure by adding information about performance targets in effect for prior years (i.e., 2007 and 2008 in this instance) would create confusion and would not provide useful information. We suggest that where performance measures are applicable to a single year in a multi-year plan, as is the case here, a discussion of performance targets should be focused on the most recent fiscal year for which success in attaining the target was measured. We further suggest that this information would be better suited for inclusion in response to Item 402(b) of Regulation S-K (Compensation Discussion and Analysis) rather than in response to Item 402(c) of that Regulation (Summary Compensation Table).

Proposed revised disclosure responsive to this comment, reflecting the views expressed above and otherwise based on the language appearing in the 2010 Proxy Statement under the general heading “Committee Actions Affecting 2009 Compensation” beginning on page 30 of the 2010 Proxy Statement, is as follows:

Establishing Performance Targets. [proposed revisions to first two paragraphs of this section appear in response to Comment 6]

For purposes of the LTIP Bonus awards granted in 2009, the Committee specified TSR relative to a group of peers for the three-year performance period ending December 31, 2011 as the sole performance measure. The Committee specified a similar measure for the 2009 portion of the LTIP Bonus awards granted in 2007 and 2008, respectively. LTIP Bonus awards granted in those years had a three-year performance period, but with a series of annual performance targets rather than a single performance target for the entire performance period. Therefore, the Committee specified TSR for the three-year period ending December 31, 2009 as the performance measure to be used for determining the 2009 portion of the LTIP Bonus payments to be made for the uncompleted 2007-2009 and 2008-2010 performance cycles. As noted above under the heading “Linking Company Performance to Incentive Plan Funding,” these represent transitional cycles to the use of a single performance measure applicable to the entire three-year performance period.

If the Company’s TSR for the applicable performance period is at the 50th percentile in comparison to the TSR for the peer group for the same period, LTIP Bonus awards (or the annual portion thereof) will be funded and paid out at targeted levels. If the Company’s TSR is at or above the 75th percentile for the peer group, LTIP Bonus awards (or the annual portion thereof) will be funded and paid out at 150% of target. If the Company’s TSR is at the 25th percentile for the peer group, LTIP Bonus awards (or the annual portion thereof) will be funded and paid out at 25% of target. No funding or payout will occur if the Company’s TSR is below the 25th percentile of the peer group.

Rating Past Performance. [proposed revisions to first paragraph of this section appear in response to Comment 6]

People’s United’s TSR for the three-year period ended December 31, 2009 was negative 12.7%. The median TSR for the peer group for this period was negative 41.2%, and People’s United’s TSR for the period ranked above the 75th percentile for the TSR of the peer group. On the basis of this ranking, the Committee approved LTIP Bonus accruals for 2009 at the maximum level for all named executive officers, including the Chief Executive Officer. The amount accrued for 2009 with respect to the 2007-2009 performance cycle is included in the amount paid out for that cycle as described in the section entitled “Summary Compensation Table” appearing later in this document.

This will confirm our intent to revise future filings in a manner consistent with the proposed revised disclosures set forth above (assuming the proposed revisions are satisfactory).

Item 15. Exhibits and Financial Statement Schedules, page 80

9.	We note that People’s United Financial has exclusive branching rights in Stop & Shop supermarkets in the state of Connecticut, in the form of a license agreement between The Stop & Shop Supermarket Company and People’s United Financial. Please tell us why you have not filed this license agreement as an exhibit to the Form 10-K.

The Company has not filed the above-referenced license agreement as an exhibit to the Form 10-K because we believe it is not a “material contract” that is required to be filed as an exhibit pursuant to the provisions of Item 601(b)(10) of Regulation S-K.

The license agreement (in essence a form of lease) permits the Company’s banking subsidiary (the “Bank”) to maintain retail branches on the premises of Super Stop & Shop stores located in Connecticut. A majority of the Bank’s branch offices are located in leased space, and lease agreements represent a type of agreement that ordinarily accompanies the conduct of our retail banking business.

We believe that the license agreement is “immaterial in amount or significance” from the perspective of an investor. First, the geographic scope of the license agreement is limited to Connecticut, and has no effect on operations in the five other states in which the Bank conducts business. Second, a large number of the supermarket branches are within close proximity to at least one traditional branch. Bank customers would simply utilize these traditional branch locations if nearby supermarket branches were not available. Finally, the runoff of deposits that could be expected to result from the closing of all supermarket branches would be de minimis in relation to the Bank’s overall deposit base.

The license agreement enhances the Bank’s ability to provide convenience to its retail customers in Connecticut. The Bank’s presence in Stop & Shop supermarkets throughout that state also advertises the Bank’s brand to shoppers who do not already maintain accounts with the Bank. However, the importance of the license agreement to the Bank’s marketing and customer service initiatives does not mean that the license agreement is significant from an investor’s perspective. Viewed in the framework of the Bank’s overall branch network and from the investor’s standpoint, we do not believe the license agreement is material either in amount or significance to the Company as a whole.

Signatures, page 85

10.	Please confirm that the principal executive officer, principal financial officer and controller or principal accounting officer signed the Form 10-K, and revise the signature page in future filings to identify the individuals who hold these positions. Refer to General Instruction D(2)(a) of Form 10-K.

We confirm that the Form 10-K for the Fiscal Year Ended December 31, 2009 was signed by the Company’s principal executive officer (Philip R. Sherringham, President and Chief Executive Officer), principal financial officer (Paul D. Burner, Senior Executive Vice President and Chief Financial Officer), and controller or principal accounting officer (Jeffrey Hoyt, Senior Vice President, Controller and Senior Accounting Officer) as required by General Instruction D(2)(a) of Form 10-K.

We will revise the signature pages in future filings to more clearly identify the individuals who hold these specified positions.

Notes to Consolidated Financial Statements

Note 6 – Loans, page F-24

11.	We note your recorded investment in TDRs totaled $3.6 million at December 31, 2009 and the allowance for loan impairment and interest income recognized on these loans was insignificant during the year. Please provide an update concerning TDRs as of the most recent interim periods.

The Company’s recorded investment in TDRs totaled $12.7 million and $3.6 million at March 31, 2010 and December 31, 2009, respectively. Allowances for loan impairment, at both dates, and interest income recognized on these loans, for both the three months ended March 31, 2010 and the year ended December 31, 2009, were insignificant.

We will provide, in the notes to the consolidated financial statements in future filings beginning with the Form 10-Q for the quarter ended June 30, 2010, a similar update concerning the Company’s recorded investment in TDRs.

Note 20 – Fair Value Measurements, page F-50

12.	Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

We have noted the Staff’s comment and will provide the requested disclosure in the MD&A section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2010. We expect such disclosure would be similar to the following:

The Company performs an analysis of its impaired loans, including collateral dependent impaired loans, on a quarterly basis. In accordance with ASC 310-10, individually impaired collateral dependent loans are measured based upon the appraised value of the underlying collateral. Generally, the Company’s policy is to obtain updated appraisals for commercial collateral dependent loans upon the loan being downgraded to a risk rating of “substandard” or “doubtful” if the appraisal on file is more than 12 months old or a determination has been made that the property has experienced a significant decline in value. Appraisals are prepared by independent, licensed third-party appraisers and are subject to review by the Company’s internal Commercial Appraisal Department or external appraisers contracted by the Commercial Appraisal Department. The conclusions of the external appraisal review are reviewed by the Company’s Chief Commercial Appraiser prior to acceptance. The Company’s policy with respect to impaired residential mortgage loans is to receive updated appraisals upon the loan being classified as non-performing (typically upon becoming 90 days past due).

In determining the allowance for loan losses, management gives appropriate consideration to the potential for outdated appraisals through its regular evaluation of other relevant qualitative and quantitative information. Specifically, between scheduled appraisals, property values are monitored within the commercial portfolio by reference to current originations of collateral dependent loans and the related appraisals obtained during underwriting as well as by reference to recent trends in commercial property sales as published by leading industry sources. Property values are monitored within the residential mortgage portfolio by reference to available market indicators, including real estate price indices within the Company’s primary lending areas.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Financial Statements

Note 4. Loans, pages 14-15

13.	Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

We have noted the Staff’s comment and will revise future filings, beginning with the Form 10-Q for the quarter ended June 30, 2010, to disclose in the notes to the consolidated financial statements as of the date of each balance sheet presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35, the amount of that allowance, and the amount of impaired loans for which there is no allowance for credit losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Provision and Allowance for Loan Losses, page 65

14.	We note from the table on page 65 detailing the provision and allowance for loan losses (“ALLL”) that the provision for loan losses and net charge-offs were equal for the three months ended March 31, 2010 and December 31, 2009. Please tell us and disclose in future filings as necessary:

We have noted the Staff’s comment and will provide the requested disclosures in the MD&A section of future filings beginning with the Form 10-Q for the quarter ended June 30, 2010. We expect such disclosures would include information substantially as provided in our responses below.

•	Please revise to disclose your charge-off policies for each type of loan. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off;

The Company’s charge-off policies, which comply with standards established by banking regulators, are consistently applied from period to period. For unsecured consumer loans, charge-offs generally occur when the loan is deemed to be uncollectible or 120 days past due, whichever comes first. For consumer loans secured by real estate, including residential mortgage loans, charge-offs generally occur when the loan is deemed to be uncollectible or 180 days past due, whichever comes first, unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Factors that demonstrate an ability to repay may include (i) a loan that is secured by adequate collateral and is in the process of collection, (ii) a loan supported by a valid guarantee or insurance, or (iii) a loan supported by a valid claim against a solvent estate.

For commercial loans, including commercial real estate loans, a charge-off is recorded when the Company determines that it will not collect 100% of the amount contractually due based on the fair value of the collateral (less costs to sell), or the net present value of expected future cash flows. Charge-offs are recorded on a monthly basis. Partially charged-off loans continue to be evaluated on a monthly basis and additional charge-offs or loan loss provisions may be taken on the remaining loan balance based on the same criteria.

•

Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve, if applicable; and

The decision whether to charge-off all or a portion of a loan rather than record a specific or general reserve is based on an assessment of all available information which aids in determining the loan’s net realizable value. Typically this involves consideration of both (i) the fair value of any collateral securing the loan, including whether the estimate of fair value has been derived from an appraisal, a broker price opinion or other market information, and (ii) other factors affecting the likelihood of repayment, including the existence of guarantees and insurance. If the amount by which the Company’s recorded investment in the loan exceeds its net realizable value is deemed to be a confirmed loss, a charge-off is recorded. Otherwise, a specific or general reserve is established, as applicable.

•

To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized; please clarify how you measured impairment on these loans.

As of March 31, 2010, the Company had $43 million of impaired loans with no related allowance for loan losses (approximately 0.3% of total loans). The majority of the Company’s impaired loans are deemed to be collateral dependent and have been evaluated for impairment based on the fair value of the underlying collateral. Please refer to our response to comment #12 for more information.

*        *        *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in filings made pursuant to the filing, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We believe that these responses are responsive to your comments. We look forward to your prompt review of this submission.

Please date stamp the enclosed acknowledgement copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (203) 338-2650, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Eric J. Appellof

Eric J. Appellof
Corporate Counsel
People’s United Financial, Inc.

cc:	John P. Barnes
Interim President and Chief Executive Officer

Robert E. Trautmann
General Counsel